September 20, 2016	Seth K. Weiner
404-504-7664
sweiner@mmmlaw.com
www.mmmlaw.com

VIA EDGAR

Securities and Exchange Commission
Main Filing Desk
100 F Street, N.E.
Washington, D.C. 20002

Re:	Cole Office & Industrial REIT (CCIT III), Inc.
Request for Acceleration
File No. 333-209128

Ladies and Gentlemen:
On behalf of Cole Office & Industrial REIT (CCIT III), Inc. (the “Company”), enclosed for filing is the Company’s request pursuant to Rule 461 promulgated by the Commission under the Securities Act of 1933, as amended (the “Act”), for the acceleration of the effectiveness of its Registration Statement on Form S-11 (File No. 333-209128) under the Act to immediate effectiveness on September 22, 2016 at 9:00 a.m. Eastern Daylight Time or as soon thereafter as is practicable.
If you have any questions, please do not hesitate to contact the undersigned at (404) 504-7664.

Sincerely,

MORRIS, MANNING & MARTIN, LLP

/s/ Seth K. Weiner

Seth K. Weiner

cc:    Nathan D. DeBacker
Lauren B. Prevost, Esq.

Phone: 404.233.7000 | www.mmmlaw.com
1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326
Atlanta • Beijing • Raleigh-Durham • Savannah • Taipei • Washington, DC

Cole Office & Industrial REIT (CCIT III), Inc.
2325 East Camelback Road, Suite 1100
Phoenix, Arizona 85016

September 20, 2016
VIA EDGAR

Securities and Exchange Commission
Main Filing Desk
100 F Street, N.E.
Washington, D.C. 20002

Re:	Cole Office & Industrial REIT (CCIT III), Inc.
Request for Acceleration
File No. 333-209128

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), Cole Office & Industrial REIT (CCIT III), Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-11 (File No. 333-209128) (the “Registration Statement”) under the Act to immediate effectiveness on September 22, 2016 at 9:00 a.m. Eastern Daylight Time or as soon thereafter as is practicable.

The Company acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and that the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please call me at (602) 778-8700.

Sincerely,

Cole Office & Industrial REIT (CCIT III), Inc.

/s/ Nathan D. DeBacker

Nathan D. DeBacker
Chief Financial Officer and Treasurer

cc:    Lauren B. Prevost, Esq.
Seth K. Weiner, Esq.